Exhibit 99.3

Admission Card to the Special Meeting of Shareholders 2011 Thursday, December 15, 2011 at 11:00 am Synthes GmbH, Luzernstrasse 19, 4528 Zuchwil (Solothurn)

Special Mtg. of Shareholders	Special Mtg. of Shareholders
December 15, 2011	December 15, 2011

Voting Coupon #2	Voting Coupon #1

# of votes	# of votes

☐ For ☐ Against	☐ For ☐ Against

Appointment as Proxy to the Special Meeting of Shareholders of Synthes, Inc., December 15, 2011
The undersigned hereby appoints with power of substitution,
and hereby authorizes to represent and vote:

Name

Exact address

Date	Signature